UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1932.

(Amendment No.         )*

Universal Truckload Services, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 6 pages

CUSIP No. 91388P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Matthew T. Moroun
2.	Check the Appropriate Box If A Member of A Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 10,022,500 7. Sole Dispositive Power 5,045,038 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned By Each Reporting Person 10,022,500
10.	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented By Amount In Row (9) 62.18%
12.	Type of Reporting Person IN

Page 2 of 6 Pages

Item 1	(a).	Name of Issuer: Universal Truckload Services, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices: 11355 Stephens Rd. Warren, MI 48089

Item 2	(a).	Name of Persons Filing: Matthew T. Moroun

Item 2	(b).	Address of Principal Business Office, or if None, Residence: C/O Universal Truckload Services, Inc. 11355 Stephens Rd. Warren, MI 48089

Item 2	(c).	Citizenship: United States of America

Item 2	(d).	Title of Class of Securities: Common Stock, no par value

Item 2	(e).	CUSIP Number: 91388P105

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:		10,022,500

	(b)	Percent of class:		62.18%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:	0

		(ii)	Shared power to vote or to direct the vote:	10,022,500

		(iii)	Sole power to dispose or to direct the disposition of:	5,045,038

		(iv)	Shared power to dispose or to direct the disposition of:	0

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class. n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. n/a

Item 8.	Identification and Classification of Members of the Group. Matthew T. Moroun and Manuel J. Moroun as trustee of the Manuel J. Moroun Revocable Trust

Item 9.	Notice of Dissolution of Group. n/a

Item 10.	Certification. n/a

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

/s/ Matthew T. Moroun
Signature

Matthew T. Moroun
Name/Title

Page 6 of 6 pages